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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 10-C

                 REPORT BY ISSUER OF SECURITIES QUOTED ON NASDAQ
                          INTERDEALER QUOTATION SYSTEM

  FILED PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 13a-17 OR 15d-17 THEREUNDER

                             MICRO BIO-MEDICS, INC.
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                 (Exact name of issuer as specified in charter)

                846 Pelham Parkway, Pelham, Manor, New York 10803
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                    (Address of principal executive offices)

Issuer's telephone number, including area code   914         738-8400
                                               -----------  --------------------

                    I. CHANGE IN NUMBER OF SHARES OUTSTANDING

Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:
1.  Title of security    Common Stock, $.03 par value
                     -----------------------------------------------------------
2.  Number of shares outstanding before the change    3,694,163
                                                  ------------------------------
3.  Number of shares outstanding after the change     3,869,163
                                                  ------------------------------
4.  Effective date of change  September 28, 1995
                            ----------------------------------------------------
5.  Method of change:
    Specify method (such as merger, acquisition, exchange, distribution, stock split, reverse split, acquisition of stock for treasury, etc.)
        Debenture Conversion
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    Give brief description of transaction    $1,500,000 principal amount of
                                         ---------------------------------------
    outstanding debentures were converted at $8.00 per share into 187,500 shares
    ----------------------------------------------------------------------------



                          II. CHANGE IN NAME OF ISSUER

1.  Name prior to change
                        --------------------------------------------------------
2.  Name after change
                     -----------------------------------------------------------
3.  Effective date of charter amendment changing name
                                                     ---------------------------
4.  Date of shareholder approval of change, if required
                                                       -------------------------

Date  October 5, 1995                           /s/ Stuart P. Fleischer
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                                                   (Officer's signature & title)
                                               Stuart P. Fleischer
                                               Vice President-Finance
                                               and Chief Financial Officer



                                                                 SEC 1811 (5/91)